SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       X

Kookmin Bank’s 2005 1st Quarter Operating Results

■	The figures for the first quarter of the 2005 fiscal year presented herein are being reviewed by our independent auditor, and such figures are subject to change.

■	Accounting policy with respect to the gain or loss on the sale of loans was changed in 2004. According to such policy, the gain or loss on the sale of loans is computed by comparing the sale proceeds against its book value as of the year end immediately proceeding the date of sale. However, in the presentation, we did not reflect the policy change in order to ease the reader’s comparative analysis.

■	Accounting policy with respect to the private funds in which we hold interest in the form of wholly–owned beneficiary certificates, or WOBCs, was changed in April 2005. Before the change, unrealized Gain or Loss on WOBCs was recognized as non-interest income from beneficiary certificates in the income statement. However, it should be recognized as a capital adjustment in owner’s equity section of balance sheet after the change. Therefore, we adjusted the related figures in the financial statements of 2004 according to the changed accounting policy, and such figures are subject to change as the result of review by our independent auditor. The financial statements for the years 2002 and 2003, respectively, do not require adjustment because unrealized gain or loss on WOBCs was already reflected as a capital adjustment for those periods.

On April 27, 2005, Kookmin Bank held an earnings conference and released its operating results of the first quarter in 2005. Followings are the key figures released during the conference, and full presentation material is available at Kookmin Bank website(www.kbstar.com) for further information.

1. Financial Highlights

1.1 Balance sheet figures

	As of the date indicated
(in trillions of Won)	March 31, 2005	March 31, 2004	% Change (YoY)
Total Assets	181.0	184.3	Δ1.8%
Loans in Won	121.4	126.4	Δ4.0%

Total Liabilities	171.9	175.6	Δ2.1%
Deposits in Won	125.6	133.0	Δ5.6%

Total Stockholders’ Equity	9.1	8.7	4.6%

1.2 Operating results

	For the three months period ended
(in billions of Won)	2005		2004	% Change (YoY)
Operating Income		678.0	211.5	220.6	%.
Non-operating Income	Δ	148.4	17.1	n.a.
Net Income		345.3	151.3	128.2	%.

2. Asset Quality

	As of the date indicated
(in billions of Won)	March 31, 2005	March 31, 2004	% Change (YoY)
Total Loans for NPL Mgmt.	135,202.4	142,972.6	Δ 5.4%
Substandard & Below Loans	3,651.5	5,880.2	Δ 37.9%
Allowance for Loan Losses	3,272.0	4,215.1	Δ 22.4%
Substandard & Below Ratio	2.70%	4.11%	Δ 1.41	%p
Coverage Ratio	89.6%	71.7%	17.9	%p
Delinquency Ratio	2.99%	3.97%	Δ0.98	%p

3. Changed Financial Statements for the 2004 Fiscal Year

Accounting policy with respect to the private funds in which we hold interest in the form of wholly–owned beneficiary certificates, or WOBCs, was changed in April 2005. We adjusted the related figures in the financial statements of 2004 according to the changed accounting policy, and such figures are subject to change as the result of review by our independent auditor. Please see the Exhibit 99.1 for the condensed financial statements for the 2004 fiscal year after the adjustment.

Grant of Stock Option

On April 27, 2005, the board of directors of Kookmin Bank approved and ratified granting of stock options to Mr. Kang Kyung Wook who is Head of IT Development Division of Kookmin Bank.

Pursuant to Article 13 of the Articles of Incorporation, the board of directors’ resolution of granting stock options is subject to the approval and ratification at the first-coming shareholders’ meeting after the date of grant.

The purpose of the grant is to motivate the grantee toward accomplishing business targets and responsible management, as his performance will be indexed to the exercisable number of options. The class of stock to be granted is Kookmin Bank’s registered common share.

1. Grant Date: April 27, 2005

2. Number of Stock Options: 15,000 shares

3. Adjustment to Number of Options for the Grantee

The number of stock options granted to the grantees above is subject to adjustment based on the arithmetic mean of key performance index he will achieve for three years from the date of grant. Where the grantee resigns or transfers for new assignment before three-year term expires, the calculation shall be made based upon the scores as of the latest quarterly period immediately prior to such event.

Evaluation Method

Average Score	Calculation of Exercisable Option
Less than 60 points	Stock option cancelled.

Over 60 but Less than 80 points	• Number of exercisable options = (Number of stock options granted) ×performance evaluating score / 80)

Over 80 points	Total number of the stock options exercised.

4. Method of Exercise

Kookmin Bank may deliver shares to a grantee who exercised his/her stock option by issuing new shares or by delivering treasury shares that Kookmin Bank holds. In addition, Kookmin Bank may give the grantee cash or treasury shares the value of which is equivalent for the difference between the exercise price and the market price.

5. Exercise Price: 45,700 won

* Exercise price is decided at the arithmetic mean of the weighted average closings prices of the stock for following periods: (i) two months from and excluding the date of grant, (ii) one month from and excluding the date of grant and (iii) one week from and excluding the date of grant.

6. Exercise Period: From April 28, 2008 to April 27, 2013

7. Adjustment to Exercise Price and Number of Options

In the event that requires the adjustment of the exercise price or exercisable shares of stock options such as increase of capital, stock dividend, stock split, reverse stock split, merger or consolidation, reduction of capital, decrease of issued stocks resulting from the redemption of redeemable stocks, etc, the adjustment shall be made in accordance with the resolutions of the Board of Directors.

8. Adjustment Following Resignation

If any grantee resigns or ceases his office and conditions for his exercising stock options have been met, the grantees can exercise his/her options that shall be adjusted on daily basis according to the following formula. Less than a single share will be rounded down.

Formula

Exercisable number of shares= Number of shares adjusted according to performance evaluation scoring x Number of Calendar Days at Work / 3 Year

Disposition of Treasury Stocks

This material is not an offer for sale of the securities of Kookmin Bank in the United States. These securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. In the event of an offering, Kookmin Bank does not intend to register any portion of such offering in the United States or to conduct a public offering of securities in the United States.

On April 27, 2005, the board of directors of Kookmin Bank approved and ratified disposition of treasury stocks for the purpose of improvement of capital structure through re-capitalization. The disposition details are as follows:

1	Amount of disposition[1]: number of stocks to be disposed of multiplied by the disposition price

2	Class and the number of disposition : Up to 27,423,761 common shares

3	Closing stock price prior to the date of board of directors resolution : 45,000 Won

4	Disposition method: Combination of domestic over-the counter-sales and an international issuance of depository receipts

5	Disposition period : From May 2 to July 27 of 2005 [From no earlier than the fourth day after Kookmn Bank files a Statement of Disposition of Treasury Stocks with the Financial Supervisory Commission for this transaction (which is expected to be on April 27, 2005) to three months after such filing]

6	Other information for creditors and shareholders’ protection : The filing date of the statement of acquisition of treasury stock and acquisition amount for the subject shares

[1]	The amount would be 1,234 billion Won, based on an assumed closing price the day immediately prior to the date of the resolution (27,423,761 shares x 45,000 Won)

■	Initial filing date: November 26, 2003 -Acquisition amount: number of shares to be allocated through the auction process

■	Amended filing date: December 12,2003 -Acquisition amount: 27,423,761 shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: April 27, 2005	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Senior Executive Vice President &
Chief Financial Officer

Exhibit 99.1

Exhibit 99.1_ Changed Condensed Financial Statements for the 2004 Fiscal Year

• Income Statement Summary

(in billions of Won)

Section	Year To Date 2004 (After)	Year To Date 2004 (Before)	Difference
Net Interest Income	6,028.8	6,029.7	(0.9)
Interest Revenue	11,440.8	11,440.8	0.0
Interest Expense	5,412.0	5,411.1	(0.9)		Interest on Borrowings from Trust Accounts
Non-Interest Income	1,762.5	2,110.3	(347.8)
Income on Trust Accounts	118.0	118.0	0.0
Income on Fees and Commisions	1,734.6	1,734.6	0.0
Income on Securities Other Income	158.1 (248.2)	505.9 (248.2)	(347.8 0.0)	[	Operation income of Wholly Owned Beneficiary Certificates Δ384.1billions of Won Gain on Disposition of Trading Securities 36.3billions of Won
General and Administrative Expense	2,758.5	2,758.5	0.0
Operating Income before Provision	5,032.8	5,381.5	(348.7)
Provisions	3,292.4	3,292.4	0.0
Operating Income	1,740.4	2,089.1	(348.7)
Non-operating Profit and Loss	(1,110.5)	(1,190.6)	80.1		Gain on Disposition of Available-for-Sale Securities
Net Income before Tax	629.9	898.5	(268.6)
Income Tax Expense	269.4	343.3	73.9
Net Income	360.5	555.2	(194.7)

*	Figures above reflect the change in accounting treatment of WOBCs.

• Balance Sheet Summary (Assets)

(in billions of Won)

Section	As of Dec. 2004 (After)	As of Dec. 2004 (Before)	Difference
[Assets]
Cash & Due from Banks	5,139.5	5,177.7	(38.2)
Cash	2,505.3	2,505.3	0.0
Due from Banks in won	2,026.8	2,065.0	(38.2)
Due from Banks in F/C	607.4	607.4	0.0
Securities	27,965.4	27,598.7	366.7
Trading Securities	3,635.5	3,635.5	0.0
AFS & HTM Securities	23,785.2	23,418.5	366.7
Investment in Associates	544.7	544.7	0.0
Loans	135,769.3	136,034.3	(265.0)
Loans in Won	122,721.9	122,721.9	0.0
Loans in F/C	3,860.8	3,860.8	0.0
Credit Card Accounts	7,644.0	7,644.0	0.0
Others	4,661.4	4,926.4	(265.0)
(Allowances for Credit Losses)	(3,118.8)	(3,118.8)	0.0
Fixed Assets	2,633.2	2,633.2	0.0
Other Assets	8,296.4	8,283.3	13.1
Total Assets	179,803.8	179,727.2	76.6

*	Figures above reflect the change in accounting treatment of WOBCs.

• Balance Sheet Summary (Liabilities)

(in billions of Won)

Section	As of Dec. 2004 (After)	As of Dec. 2004 (Before)	Difference
[Liabilities]
Deposits	127,010.6	127,010.6	0.0
Deposits in Won	120,664.6	120,664.6	0.0
Deposits in F/C	1,434.1	1,434.1	0.0
CD	4,911.9	4,911.9	0.0
Borrowings	9,634.3	9,634.3	0.0
Borrowings in Won	2,945.2	2,945.2	0.0
Borrowings in F/C	2,542.3	2,542.3	0.0
Other Borrowings	4,146.8	4,146.8	0.0
Debentures	21,874.7	21,867.8	6.9
Other Liabilities	12,105.7	12,109.9	(4.2)
Allowance for Loss on G&A	1.2	1.2	0.0
Allowance for Severance Benefits	319.9	319.9	0.0
Due to Trust Accounts	811.3	798.7	12.6
Accrued Expenses Payable	4,088.5	4,089.9	(1.4)
Others	6,884.8	6,900.2	(15.4)
Total Liabilities	170,625.3	170,622.6	2.7
[Total Shareholder’s Equity]	9,178.5	9,104.6	73.9
Total Liabilities and Shareholder’s Equity	179,803.8	179,727.2	76.6

*	Figures above reflect the change in accounting treatment of WOBCs.

• Shareholders’ Equity

(in billions of Won)

Section	As of Dec. 2004 (After)	As of Dec. 2004 (Before)	Difference
Capital	1,681.9	1,681.9	0.0
Capital Surplus	6,230.7	6,230.7	0.0
Paid in Capital in Excess of par value	5,655.8	5,655.8	0.0
Surplus from Merger .etc	397.7	397.7	0.0
Revaluation Reserve	177.2	177.2	0.0
Retained Earnings	1,846.9	2,041.6	(194.7)
Sundry Reserves	1,661.8	1,661.8	0.0
Earned Surplus Carried Forward to the Following Term	185.1	379.8	(194.7)
(Net Income)	360.5	555.2	(194.7)
Capital Adjustment	(581.0)	(849.6)	268.6
Treasury Stock	(1,322.3)	(1,322.3)	0.0
Gain(Loss) on Valuation of AFS & Investments Securities	713.2	444.6	268.6
Option for Purchasing Stock. Etc	28.1	28.1	0.0
Total Shareholder’s Equity	9,178.5	9,104.6	73.9

*	Figures above reflect the change in accounting treatment of WOBCs.